

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

October 13, 2017

<u>Via E-Mail</u>
Jack L. Howard
President
Steel Partners Holdings GP Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10002

      Re: Handy & Harman Ltd.
             Schedule 13E-3 and Schedule TO-T
             Filed July 19, 2017 by Steel Partners Holdings L.P. et. al
             File No. 005-41274

Dear Mr. Howard:

      We completed our review of your filing on October 12, 2017. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Pamela Long

                                    Pamela Long
                                    Assistant Director
                                    Office of Manufacturing and
                                    Construction

cc: Michael Neidell
        Olshan Frome Wolosky LLP